FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST, 2006

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

•

Lund Gold Ltd. Form 53-901F Material Change Report,

•

Lund Gold Ltd. News Release dated August 2, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

        (Registrant)

Date:

September 8, 2006

By:

“James G. Stewart”

 James G. Stewart

Its:        Secretary

(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

September 8, 2006

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

August 2, 2006

Item 3.

Press Release

August 2, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Drilling to begin at the Carneirinho Property in Brazil.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 3rd day of August, 2006.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND

GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Toll-free: 877-529-8475  Fax: 604-331-8773

E-mail: info@lundgold.com

Trading Symbol:  TSX Venture – LGD

Website:  www.lundgold.com

OROMIN EXPLORATIONS LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Toll-free: 877-529-8475  Fax: 604-331-8773

E-mail: info@oromin.com

Trading Symbol:  TSX Venture – OLE

Website:  www.oromin.com

August 2, 2006

FIELD CREWS MOBILIZED TO CARNEIRINHO

Lund Gold Ltd. (TSX-V:LGD) and Oromin Explorations Ltd. (TSX-V:OLE) are pleased to report that an exploration crew under the direction of Apex Geoscience has mobilized to their Carneirinho Property in the Tapajós region of north central Brazil.   The Tapajós region is generally regarded as the premier epithermal gold district in Brazil and the Carneirinho Property lies approximately 30 kilometres northwest of the Tocantinzinho Property currently being explored by Brazauro Resources Corp.  Lund and Oromin hold an option to jointly acquire a 100% interest in the Carneirinho Property.

Lund and Oromin plan an initial $200,000 exploration program to include geological mapping, prospecting, grid-based soil geochemical sampling, ground magnetics, channel sampling and auger drill sampling.  Additional geophysics and core drilling will form the second phase of the exploration program.

Extensive former and current garimpeiro workings are located within the Carneirinho Property. Since 1996 when garimpeiro activity and small-scale mining began, historical production from the property is reported to be approximately 3 tonnes of gold.  At the Carneirinho Property’s main garimpeiro pit, Antonio de Luca, a total of 600 kilograms of gold were reportedly produced from the 70 metre long, 25 metre wide and 25 metre deep excavation.

To find out more about Lund Gold Ltd. (TSX-V:LGD) or about Oromin Explorations Ltd. (TSX-V:OLE), visit their websites at www.lundgold.com or www.oromin.com.

On behalf of the Board of Directors of LUND GOLD LTD. “Chet Idziszek” Chet Idziszek, President	On behalf of the Board of Directors of OROMIN EXPLORATIONS LTD. “Chet Idziszek” Chet Idziszek, President

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FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE